Exhibit 99.1

Oatly Reports Second Quarter 2023 Financial Results

MALMÖ, Sweden, July 27, 2023 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the second quarter and six months ended June 30, 2023.

Jean-Christophe Flatin, Oatly’s CEO, commented, “In the second quarter, we continued to make progress towards our goal of achieving profitable growth in 2024. As expected, we continued our sequential improvement of gross margin and increased our advertising investments to continue to fuel growth. This progress is most evident in our EMEA and Americas segments, both of which continued to improve Adjusted EBITDA while increasing demand-generating investments.”

Flatin continued, “However, as Asia has transitioned to a post-pandemic era, consumers have behaved differently than we had originally expected, and we need to adjust. Similar to the improvement plans that we have been executing in EMEA and Americas, we have initiated a comprehensive improvement plan that will enable our Asia business to adapt to the evolving environment and strengthen the core business before building a significantly bigger business. We have also taken actions to further simplify our corporate functions and Americas segment overhead, which will lead to additional cost savings as well as increased focus and agility. While we are reducing our 2023 sales guidance, we continue to expect to achieve our fourth quarter gross margin target of the high 20%s, and we remain on-track for achieving positive adjusted EBITDA in 2024.”

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	96,989	82,485	96,989	30	96,959	17.6%	17.5%	7.2%	10.3%
Americas	61,832	51,775	61,832	—	61,832	19.4%	19.4%	1.7%	17.7%
Asia	37,166	43,698	37,166	(1,840)	39,006	-14.9%	-10.7%	-5.1%	-5.6%
Total revenue	195,987	177,958	195,987	(1,810)	197,797	10.1%	11.1%	3.4%	7.7%

	Six months ended June 30,		$ Change			% Change
	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	195,205	172,968	195,205	(7,478)	202,683	12.9%	17.2%	6.8%	10.4%
Americas	125,873	98,792	125,873	—	125,873	27.4%	27.4%	4.1%	23.3%
Asia	70,554	72,384	70,554	(3,806)	74,360	-2.5%	2.7%	6.8%	-4.1%
Total revenue	391,632	344,144	391,632	(11,284)	402,916	13.8%	17.1%	6.0%	11.1%

Second Quarter 2023 Highlights

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Revenue of $196.0 million, a 10.1% increase compared to the prior year period; on a constant currency basis, revenue increased 11.1%.
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Gross margin in the quarter was 19.2%, an increase of 340 basis points compared to the prior year period and 180 basis points compared to the first quarter of 2023.
•
Net loss attributable to shareholders of the parent was $86.7 million compared to net loss of $72.0 million in the prior year period.
•
EBITDA loss of $63.0 million; Adjusted EBITDA loss of $52.5 million, which is a decrease of $0.9 million compared to the prior year period.
•
Closed on all previously-announced financing transactions during the quarter, raising $465 million before fees and other related expenses.

•
After the quarter ended, initiated a comprehensive improvement plan in the Asia segment, which includes increasing focus on the core business, a simplification of the product portfolio, and a reduction in operating costs.
•
The Company has taken the necessary steps to further reduce its SG&A costs in both its Americas segment and its Corporate functions in order to further enhance the simplicity and agility of the organization. Collectively between the SG&A savings in the Asia segment, the Americas segment, and Corporate functions, the Company targets to achieve approximately $85 million of savings in 2024.

Second Quarter 2023 Results

Revenue increased $18.0 million, or 10.1%, to $196.0 million for the second quarter ended June 30, 2023, compared to $178.0 million for the second quarter ended June 30, 2022. Excluding a foreign currency exchange headwind of $1.8 million, revenue for the second quarter was $197.8 million, or an increase of 11.1%, on a constant currency basis. The increase was primarily driven by price increases implemented in EMEA primarily during the first quarter of 2023 and the Americas in the third quarter of 2022, in addition to continued volume growth for the Company’s products in each of the EMEA and Americas segments. Sold volume for the second quarter of 2023 amounted to 125 million liters compared to 121 million liters in the same period last year. Produced finished goods volume for the second quarter of 2023 amounted to 130 million liters compared to 124 million liters for the same period last year.

The Company experienced revenue growth in the retail and foodservice channels in the second quarter of 2023 compared to the second quarter of 2022.

Gross profit was $37.7 million for the second quarter of 2023 compared to $28.1 million for the second quarter of 2022, and $34.1 million for the first quarter of 2023. Gross margin in the second quarter was 19.2% compared to 17.4% in the first quarter. The quarter-over-quarter increase was primarily driven by cost improvements in the Americas supply chain, which were partially offset by increased inventory write-offs and co-manufacturer penalties in the Asia segment linked to the slower than expected post COVID-19 recovery.

Research and development expenses in the second quarter of 2023 decreased $0.4 million to $5.3 million compared to $5.7 million in the prior year period.

Selling, general and administrative expenses in the second quarter of 2023 increased $9.6 million to $106.7 million compared to $97.1 million in the prior year period. The increase was primarily due to $5.6 million in employee related expenses, $2.9 million in branding, advertising and marketing expenses, and a $3.7 million reduction in reimbursement from the depositary relating to the administration of the ADR program. The increase was offset by a decrease of $2.2 million in customer distribution costs.

Other operating income and expenses, net for the second quarter of 2023 decreased to an expense of $1.1 million compared to an income of $0.2 million in the prior year period, comprised primarily of a net foreign exchange loss.

In the second quarter of 2023, finance expenses were $11.5 million compared to $0.6 million in the prior-year period. The increase was primarily driven by expenses related to the Company’s recent financing activities.

Net loss attributable to shareholders of the parent was $86.7 million for the second quarter of 2023 compared to net loss of $72.0 million in the prior year period. The increase in net loss was almost entirely driven by the increase in finance expenses.

EBITDA loss for the second quarter of 2023 was $63.0 million, compared to an EBITDA loss of $62.6 million in the second quarter of 2022. The increase in EBITDA loss was primarily a result of higher selling, general and administrative expenses offset by higher gross profit.

Adjusted EBITDA loss for the second quarter of 2023 was $52.5 million, compared to a loss of $53.4 million in the second quarter of 2022, or essentially flat.

EBITDA, Adjusted EBITDA (Loss), and Constant currency revenue are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company's three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	96,989	61,832	37,166	—	—	195,987
Intersegment revenue	359	—	1,696	—	(2,055)	—
Total segment revenue	97,348	61,832	38,862	—	(2,055)	195,987
Adjusted EBITDA	7,270	(9,414)	(21,900)	(28,424)	—	(52,468)
Share-based compensation expense	261	(607)	(1,291)	(785)	—	(2,422)
Restructuring costs(1)	—	(2,407)	(136)	(5,429)	—	(7,972)
Costs related to the YYF Transaction(2)	—	(154)	—	—	—	(154)
EBITDA	7,531	(12,582)	(23,327)	(34,638)	—	(63,016)
Finance income and (expenses), net	—	—	—	—	—	(11,512)
Depreciation and amortization	—	—	—	—	—	(12,464)
Loss before tax	—	—	—	—	—	(86,992)

Three months ended June 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,485	51,775	43,698	—	—	177,958
Intersegment revenue	9,493	241	537	—	(10,271)	—
Total segment revenue	91,978	52,016	44,235	—	(10,271)	177,958
Adjusted EBITDA	5,313	(19,584)	(10,765)	(28,331)	—	(53,367)
Share-based compensation expense	(1,433)	(1,120)	(1,842)	(4,790)	—	(9,185)
EBITDA	3,880	(20,704)	(12,607)	(33,121)	—	(62,552)
Finance income and (expenses), net	—	—	—	—	—	(593)
Depreciation and amortization	—	—	—	—	—	(11,877)
Loss before tax	—	—	—	—	—	(75,022)

Six months ended June 30, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	195,205	125,873	70,554	—	—	391,632
Intersegment revenue	1,210	—	3,136	—	(4,346)	—
Total segment revenue	196,415	125,873	73,690	—	(4,346)	391,632
Adjusted EBITDA	13,854	(19,720)	(38,616)	(57,859)	—	(102,341)
Share-based compensation expense	(761)	(1,651)	(2,702)	(5,355)	—	(10,469)
Restructuring costs(1)	(1,008)	(2,594)	(136)	(5,429)	—	(9,167)
Costs related to the YYF Transaction(2)	—	(375)	—	—	—	(375)
EBITDA	12,085	(24,340)	(41,454)	(68,643)	—	(122,352)
Finance income and (expenses), net	—	—	—	—	—	(13,508)
Depreciation and amortization	—	—	—	—	—	(24,697)
Loss before tax	—	—	—	—	—	(160,557)

Six months ended June 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	172,968	98,792	72,384	—	—	344,144
Intersegment revenue	24,539	813	537	—	(25,889)	—
Total segment revenue	197,507	99,605	72,921	—	(25,889)	344,144
Adjusted EBITDA	(543)	(41,597)	(25,732)	(56,884)	—	(124,756)
Share-based compensation expense	(3,017)	(2,412)	(3,791)	(10,002)	—	(19,222)
EBITDA	(3,560)	(44,009)	(29,523)	(66,886)	—	(143,978)
Finance income and (expenses), net	—	—	—	—	—	2,984
Depreciation and amortization	—	—	—	—	—	(22,608)
Loss before tax	—	—	—	—	—	(163,602)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Asia, from Americas to Asia, and from Asia to EMEA.

(1) Relates primarily to severance payments as the Company continues to adjust its organizational structure to the current macro environment.

(2) Relates to the closing of the Ya Ya Foods USA LLC Transaction.

EMEA

EMEA revenue increased $14.5 million, or 17.6%, to $97.0 million for the second quarter of 2023, compared to $82.5 million in the prior year period. The foreign exchange impact on revenue was minor for the period. The increase in revenue was primarily driven by price increases introduced at the beginning of the year as well as solid volume growth in oat drinks. Approximately 81.7% of EMEA revenue was from the retail channel for the second quarter of 2023 compared to 81.8% in the prior year quarter. The sold finished goods volume for the three months ended June 30, 2023 and 2022 amounted to 68 million and 64 million liters, respectively.

EMEA EBITDA increased $3.7 million to a benefit of $7.5 million for the second quarter of 2023 compared to a benefit of $3.9 million in the prior year period. The increase in EMEA EBITDA was primarily due to higher gross profit offset by higher operating expenses, primarily driven by higher branding and advertising expenses. Adjusted EMEA EBITDA was a benefit of $7.3 million compared to a benefit of $5.3 million in the prior year period.

Americas

Americas revenue increased $10.1 million, or 19.4%, to $61.8 million for the second quarter of 2023, compared to $51.8 million in the prior year period. This increase was primarily due to price increases across all customers and channels. Approximately 51.2% of Americas revenue was from the retail channel in the second quarter of 2023 compared to 55.3% in the prior year quarter. The sold finished goods volume for the three months ended June 30, 2023 and 2022 amounted to 36 million and 35 million liters, respectively.

Americas EBITDA improved $8.1 million to a loss of $12.6 million for the second quarter of 2023 compared to a loss of $20.7 million in the prior year period. The increase in Americas EBITDA was primarily due to higher gross profit driven by the price increases implemented in the third quarter of 2022. Adjusted Americas EBITDA, which excluded restructuring cost of $2.4 million and recurring share-based compensation expense of $0.6 million, was a loss of $9.4 million compared to a loss of $19.6 million in the prior year period.

Asia

Asia revenue decreased $6.5 million, or 14.9%, to $37.2 million for the second quarter of 2023, compared to $43.7 million in the prior year period. Excluding a foreign currency exchange headwind of $1.8 million, Asia revenue for the second quarter was $39.0 million, or a decrease of 10.7%. The Asia segment was impacted by a slower-than-expected post-COVID-19 recovery in China. Approximately 56.9% of Asia revenue was from the foodservice channel for the second quarter of 2023 compared to 58.3% in the prior year quarter. The sold finished goods volume for the three months ended June 30, 2023 and 2022 amounted to 21 million and 22 million liters, respectively.

Asia EBITDA decreased $10.7 million to a loss of $23.3 million for the second quarter of 2023 compared to a loss of $12.6 million in the prior year period. The decrease in Asia EBITDA was primarily due to lower gross profit and margin as our revenue and capacity utilization was impacted by the previously mentioned slower than expected recovery in China and higher operating expenses. Adjusted Asia EBITDA, which excluded recurring share-based compensation expense of $1.3 million, was a loss of $21.9 million compared to a loss of $10.8 million in the prior year period.

Corporate Overhead

Oatly’s Corporate overhead adjusted EBITDA, which consists of general overhead costs not allocated to the segments, in the second quarter of 2023 was $28.4 million, an increase of $0.1 million compared to the prior year period.

Balance Sheet and Cash Flow

As of June 30, 2023, the Company had cash and cash equivalents of $340.7 million, and total outstanding debt to credit institutions of $125.5 million. Net cash used in operating activities was $113.1 million for the six months ended June 30, 2023, compared to $127.3 million during the prior year period which was primarily driven by improved working capital. Capital expenditures were $39.5 million compared to $111.3 million in the prior year period and, in addition, proceeds from the sale of assets related to the YYF Transaction was $44.0 million for the six months ended June 30, 2023. Net cash from financing activities was $367.3 million reflecting the close on the previously-announced financing transactions.

As previously communicated, on May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. ("Hillhouse") to sell an additional $35 million in Convertible Notes, resulting in approximately $34 million in financing after reflecting an original issue discount of 3% (the “HH Notes”). The purchase and sale of the HH Notes closed on May 31, 2023.

Outlook

The Company has initiated a comprehensive improvement plan in its Asia segment that the Company believes will enable it to adapt to the evolving post-pandemic consumer environment, and prepare it for profitable growth. The improvement plan includes increasing focus on the core business, a simplification of the product portfolio, and a reduction in operating costs.

The Company has also taken the necessary steps to further reduce its SG&A overhead costs in both its Americas segment and its Corporate functions. These reductions are expected to further enhance the simplicity and agility of the organization.

Collectively between the anticipated SG&A savings in the Asia segment, the Americas segment, and Corporate functions, the Company targets to achieve approximately $85 million of savings in 2024.

While the Asia improvement plans are in the early stages, changes in our structure, operations and business plan can be expected. The improvement actions, once fully determined, could result in an impairment charge of the Asia segment assets. The Company is unable to make a reasonable determination of an estimate of the severance and, if any, other costs and charges associated with its organizational improvement plans in Asia at this time and expects to communicate the outcome of such determination no later than the time at which it reports results for the third quarter of 2023.

Based on the Company’s assessment of the current operating environment, the Company is updating its revenue and capital expenditure guidance for the full year ending December 31, 2023 and maintaining its fourth quarter gross margin guidance. The Company now expects:

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Revenue growth on a constant currency basis in the range of 7% to 12% compared to full year 2022,
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Foreign exchange to reduce net sales by approximately 130 basis point for the year,
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Gross margin to improve sequentially quarter-over-quarter in fiscal 2023, reaching the high-20%s in the fourth quarter, and
•
Capital expenditures between $110 million and $130 million.

Also the Company continues to believe this progress will enable it to deliver positive Adjusted EBITDA for the fiscal year 2024.

This outlook is provided in the context of significant volatility related to the COVID-19 pandemic and the transition to a post-pandemic environment, the war in Ukraine, macroeconomic uncertainty, and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2023 and long-term growth strategy, anticipated supply chain performance, anticipated impact of our improvement plans, plans to achieve profitable growth and anticipated cost savings as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to successfully achieve any or all of the benefits of the Ya Ya Foods USA LLC Transaction; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to effectively expand our processing, manufacturing and production capacity, or failure to find acceptable co-packing partners to help us expand, as we continue to grow and scale our business; our ability to ramp up operations at any of our new facilities; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs; global conflict and the ongoing war in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses (which remained unremediated as of our most recent fiscal year end) or other future control deficiencies, in our internal control over financial reporting; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2023, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA and Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charge and other costs related to assets held for sale.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

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Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
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Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
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Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
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Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
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Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
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Adjusted EBITDA excludes asset impairment charge and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future increasing our cash requirements; and
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Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

We use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share data)	2023	2022	2023	2022
Revenue	195,987	177,958	391,632	344,144
Cost of goods sold	(158,331)	(149,814)	(319,888)	(300,152)
Gross profit	37,656	28,144	71,744	43,992
Research and development expenses	(5,321)	(5,718)	(11,035)	(9,982)
Selling, general and administrative expenses	(106,695)	(97,060)	(205,550)	(201,133)
Other operating income and (expenses), net	(1,120)	205	(2,208)	537
Operating loss	(75,480)	(74,429)	(147,049)	(166,586)
Finance income and (expenses), net	(11,512)	(593)	(13,508)	2,984
Loss before tax	(86,992)	(75,022)	(160,557)	(163,602)
Income tax benefit/(expense)	273	3,032	(1,739)	4,153
Loss for the period, attributable to shareholders of the parent	(86,719)	(71,990)	(162,296)	(159,449)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.15)	(0.12)	(0.27)	(0.27)
Weighted average common shares outstanding:
Basic and diluted	593,189,505	591,945,667	592,757,116	591,861,800

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Non-current assets
Intangible assets	122,171	127,688
Property, plant and equipment	504,743	492,952
Right-of-use assets	109,379	108,598
Other non-current receivables	47,240	7,848
Deferred tax assets	14,717	5,860
Total non-current assets	798,250	742,946
Current assets
Inventories	102,825	114,475
Trade receivables	102,835	100,955
Current tax assets	307	243
Other current receivables	33,925	17,818
Prepaid expenses	22,244	23,413
Cash and cash equivalents	340,730	82,644
	602,866	339,548
Assets held for sale	—	142,703
Total current assets	602,866	482,251
TOTAL ASSETS	1,401,116	1,225,197
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Treasury shares	(0)	(0)
Other contributed capital	1,628,045	1,628,045
Other reserves	(265,002)	(171,483)
Accumulated deficit	(817,351)	(665,524)
Total equity attributable to shareholders of the parent	545,797	791,143
Liabilities
Non-current liabilities
Lease liabilities	87,418	82,285
Liabilities to credit institutions	115,211	2,668
Deferred tax liabilities	637	—
Provisions	6,600	7,194
Total non-current liabilities	209,866	92,147
Current liabilities
Lease liabilities	14,720	16,823
Convertible Notes	400,244	—
Liabilities to credit institutions	10,332	49,922
Trade payables	81,201	82,516
Current tax liabilities	4,299	5,515
Other current liabilities	11,644	11,823
Accrued expenses	116,475	123,037
Provisions	6,538	3,800
	645,453	293,436
Liabilities directly associated with the assets held for sale	—	48,471
Total current liabilities	645,453	341,907
Total liabilities	855,319	434,054
TOTAL EQUITY AND LIABILITIES	1,401,116	1,225,197

Interim condensed consolidated statement of cash flows

(Unaudited)	For the six months ended June 30,
(in thousands of U.S. dollars)	2023	2022
Operating activities
Net loss	(162,296)	(159,449)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	24,697	22,607
—Write-downs of inventories	7,609	8,165
—Impairment (gain)/loss on trade receivables	(268)	132
—Share-based payments expense	10,469	19,222
—Movements in provisions	2,797	—
—Finance (income) and expenses, net	13,508	(2,984)
—Income tax expense/(benefit)	1,739	(4,153)
—Loss/(gain) on disposal of property, plant and equipment	237	(682)
—Other	(815)	(227)
Interest received	2,317	1,346
Interest paid	(7,657)	(6,076)
Income tax paid	(12,191)	(1,042)
Changes in working capital:
—Decrease/(increase) in inventories	2,371	(23,308)
—Increase in trade receivables, other current receivables, prepaid expenses	(1,934)	(10,356)
—Increase in trade payables, other current liabilities, accrued expenses	6,327	29,529
Net cash flows used in operating activities	(113,090)	(127,276)
Investing activities
Purchase of intangible assets	(1,569)	(2,558)
Purchase of property, plant and equipment	(39,465)	(111,264)
Investments in financial assets	(1,651)	—
Proceeds from sale of assets held for sale	43,998	—
Proceeds from short-term investments	—	148,269
Net cash flows from investing activities	1,313	34,447
Financing activities
Proceeds from Convertible Notes	324,950	—
Proceeds from liabilities to credit institutions	176,956	—
Repayment of liabilities to credit institutions	(97,680)	(1,032)
Payment of loan transaction cost	(31,815)	—
Repayment of lease liabilities	(5,102)	(5,846)
Cash flows from/(used in) financing activities	367,309	(6,878)
Net increase/(decrease) in cash and cash equivalents	255,532	(99,707)
Cash and cash equivalents at the beginning of the period	82,644	295,572
Exchange rate differences in cash and cash equivalents	2,554	(13,664)
Cash and cash equivalents at the end of the period	340,730	182,201

Non-IFRS Financial Measures – Reconciliation

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2023	2022	2023	2022
Loss for the period, attributable to shareholders of the parent	(86,719)	(71,990)	(162,296)	(159,449)
Income tax (benefit)/expense	(273)	(3,032)	1,739	(4,153)
Finance (income) and expenses, net	11,512	593	13,508	(2,984)
Depreciation and amortization expense	12,464	11,877	24,697	22,608
EBITDA	(63,016)	(62,552)	(122,352)	(143,978)
Share-based compensation expense	2,422	9,185	10,469	19,222
Restructuring costs(1)	7,972	—	9,167	—
Costs related to the YYF Transaction(2)	154	—	375	—
Adjusted EBITDA	(52,468)	(53,367)	(102,341)	(124,756)

(1)
Relates primarily to severance payments as the Company continues to adjust its organizational structure to the current macro environment.
(2)
Relates to the close of the Ya Ya Foods USA LLC Transaction.